APPENDIX A

Funds and Classes

Fund	Class	Features [1]
		12b-1 Plan [2]	Front-End Sales Charge [3]	Contingent Deferred Sales Charge [3]
OnTrack Core Fund	Investor
	Advisor	X
Spectrum Low Volatility Fund	Investor
	Advisor	X
The Gold Bullion Strategy Fund	Investor	X
	Class A	X	X
	Class C	X
QES Credit Long/Short Strategy Fund	I*
	Class A*	X	X
	Class C*	X
(1) The features and expenses of each share class are described in further detail in the respective Fund's Prospectus.
(2) The distribution and shareholder servicing expenses of a share class are provided for in the Fund's respective 12b-1 Plan.
(3) The sales charges associated with a share class are described further in the respective Fund's Prospectus.
* Fund or share class has not commenced operations as of the date listed below.

IN WITNESS WHEREOF, the Trust has executed this amended Multi-Class Plan as of the 17th day of November, 2014.

ADVISORS PREFERRED TRUST

By:

/s/ Richard Malinowski

Richard Malinowski

Secretary